

13030038

SEC [illegible] ...ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 Locust St. 2nd Floor
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN CARNEY 215-985-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – if individual, state last, first, middle name)

1500 E. Lancaster Ave. (Address) Paoli (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services, as of Feb. 28, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President / CFO

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KEVIN J MURPHY
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Sep 22, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2012 and 2011

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Years Ended December 31, 2012 and 2011

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Navaid Financial Services, Inc. (The Company) as of December 31, 2012 and 2011, and the related statements of operations, changes in subordinated borrowings, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and the notes to the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and notes to supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and notes to supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 26, 2013

NAVAID FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2012 and 2011

Assets	2012	2011
Cash	$ 240,580	$ 546,854
Deposits with clearing organization and others	1,501,201	1,500,818
Marketable securities	7,839,113	8,813,715
Receivable from clearing organization and others	106,033	194,906
Accrued interest receivable	13,492	34,929
Prepaid expenses and other assets	5,127	25,544
Furniture and equipment, net	4,774	4,335
Total assets	$ 9,710,320	$ 11,121,101
Liabilities and shareholders' equity		
Liabilities:		
Accounts payable and accrued expenses	$ 441,816	$ 774,209
Payable to clearing organization	7,589,137	8,760,150
Total liabilities	8,030,953	9,534,359
Subordinated borrowings	1,500,000	1,500,000
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)	1	1
Additional paid-in capital	99,999	99,999
Accumulated earnings (deficit)	79,367	(13,258)
Total shareholders' equity	179,367	86,742
Total liabilities and shareholders' equity	$ 9,710,320	$ 11,121,101

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Trading gains and losses, net	$2,544,612	$2,354,744
Interest income	282,725	270,187
Commission income	1,485	5,407
Total revenues	2,828,822	2,630,338
Expenses:		
Commissions	2,068,180	1,693,116
Employee compensation and benefits	184,932	286,924
Interest expense	133,389	141,470
Outside services	81,690	101,472
Other expenses	87,692	71,912
Occupancy and office	27,429	27,698
Total expenses	2,583,312	2,322,592
Net income	$ 245,510	$ 307,746

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2012 and 2011

Subordinated borrowings at December 31, 2010	$ 1,500,000
2011 activity	-
Subordinated borrowings at December 31, 2011	1,500,000
2012 activity	-
Subordinated borrowings at December 31, 2012	$ 1,500,000

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
December 31, 2010	106	$ 1	$ 99,999	$ (321,004)	$ (221,004)
Net income	-	-	-	307,746	307,746
December 31, 2011	106	1	99,999	(13,258)	86,742
Net income	-	-	-	245,510	245,510
Distributions to shareholders	-	-	-	(152,885)	(152,885)
December 31, 2012	106	$ 1	$ 99,999	$ 79,367	$ 179,367

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 245,510	$ 307,746
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation expense	4,210	3,745
(Increase) decrease in:		
Deposits with clearing organization and others	(383)	1,210
Marketable securities	974,602	727,099
Receivable from clearing organization and others	88,873	(153,542)
Accrued interest receivable	21,437	31,646
Prepaid expenses and other assets	20,417	(11,263)
Increase (decrease) in:		
Accounts payable and accrued expenses	(332,393)	406,652
Payable to clearing organization	(1,171,013)	(1,129,954)
Net cash provided (used) by operating activities	(148,740)	183,339
Cash flows from investing activities:		
Purchase of property and equipment	(4,649)	-
Net cash used by investing activities	(4,649)	-
Cash flow from financing activities:		
Distributions to shareholders	(152,885)	-
Net cash used by financing activities	(152,885)	-
Net increase (decrease) in cash	(306,274)	183,339
Cash - beginning of year	546,854	363,515
Cash - end of year	$ 240,580	$ 546,854
Interest paid	$ 131,706	$ 144,196

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2008 and prior.

(3) MARKETABLE SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. All securities have been valued using a market approach.

At December 31, 2012, marketable securities included $7,784,413 of municipal bonds and $54,700 of common stock. All securities held at December 31, 2011 were municipal bonds. Common stock is classified as Level 1 and municipal bonds are classified as Level 2 at December 31, 2012 and 2011.

(4) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the shareholders. The Company waived all markups and commissions for the fund for 2012 and 2011. However, the fund reimburses the Company for their costs from outside parties. The Company was reimbursed $13,749 and $13,544 in 2012 and 2011, respectively. $1,178 and $858 was due from the fund at December 31, 2012 and 2011, respectively. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company also provides brokerage services on behalf of clients of an investment advisor that is owned and managed by the shareholders. There are minimal trades made during the year on behalf of the investment advisor's clients. Additionally, the investment advisor earns management fees which pass through the Company's accounts. The Company owed $5,637 and $12,131 to the investment advisor at December 31, 2012 and 2011, respectively, which is recorded as accounts payable and accrued expenses in the accompanying statements of financial condition.

Two of the Company's traders are also shareholders. The Company incurred commissions of $1,962,936 and $1,658,376 in 2012 and 2011, respectively, to these shareholders. Additionally, $396,794 and $723,484 is due to the traders at December 31, 2012 and 2011, respectively.

(5) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to ten times their investment balance, limited to $15,000,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes expire on October 31, 2016 and include interest at 5%, which is payable monthly. Interest expense was $75,000 for 2012 and 2011.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2012, the Company had net capital, as defined, of $979,161, which was $879,161 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .45 to 1 as of December 31, 2012.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(8) 401(k) RETIREMENT PLAN

The Company has a 401(k) retirement plan covering all employees. The Company matches the first 6% of eligible employees' compensation. The Company's expense related to the plan was $3,633 and $8,793 for 2012 and 2011, respectively.

(9) NON-MONETARY TRANSACTIONS

In 2012 and 2011, the Company reduced broker fees for one of their traders in exchange for bookkeeping services. The fair value of the transactions was approximately $12,000 per year.

(10) CONCENTRATION OF CREDIT RISK

Marketable securities

As discussed in Note 3, the Company's proprietary investments consist primarily of municipal debt securities. At December 31, 2012, the balance was comprised of thirteen securities, of which two positions represented 63% of total marketable securities.

Agreements with traders

The Company has agreements with three traders on a month-to-month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(11) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital:		
Total shareholders' equity	$	179,367
Add - subordinated borrowings allowable as net capital		1,500,000
Total capital and allowable subordinated borrowings		1,679,367
Less - total non-allowable assets		18,233
haircuts on securities		681,973
Net capital	$	979,161
Aggregate indebtedness	$	441,816
Total aggregate indebtedness	$	441,816
Computation of basic net capital requirement:		
Net capital requirement	$	100,000
Net capital		979,161
Excess of net capital	$	879,161
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	859,161
Ratio of aggregate indebtedness to net capital		.45 to 1

Schedule II

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Not applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

NAVAID FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Not applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2012

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2012 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2012 FOCUS Part IIA filing.

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

February 26, 2013

To the Directors
Navaid Financial Service, Inc.

We have audited the financial statements of Navaid Financial Services, Inc. for the year ended December 31, 2012, and have issued our report thereon dated February 26, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 4, 2012. Professional standards also require that we communicate to you the following information related to our audit.

<u>Significant Audit Findings</u>

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Navaid Financial Services, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the financial statements were the disclosures of related party transactions in Note 4 and net capital requirements in Note 7.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. There were three adjustments noted during our audit that were not booked. 1) $1,251 reclassification between outside

services and insurance expense, 2) $1,638 to reduce prepaid taxes and 3) $3,205 increase to prepaid expenses. Management has determined their effects are immaterial, individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 26, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. We specifically discussed the need to have written agreements in place to protect the Company from employee trading that is not in accordance with the Company's purpose.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the directors and management of Navaid Financial Services, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,



SIANA CARR O'CONNOR AND LYNAM, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

NAVAID FINANCIAL SERVICES, INC.

Year Ended December 31, 2012

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Navaid Financial Services, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal controls and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 26, 2013

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

NAVAID FINANCIAL SERVICES, INC.

Year Ended December 31, 2012

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Navaid Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and bank statements noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the supporting general ledger noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules referenced in 3 above noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049697 FINRA DEC
NAVAID FINANCIAL SERVICES INC 13*13
1522 LOCUST ST 2ND FL
PHILADELPHIA PA 19102-4443

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6451

B. Less payment made with SIPC-6 filed (exclude interest) (3292)
9-5-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3159

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3159

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navaid Financial Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 30 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,828,824
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,828,824
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	17,773
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	97,220
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 133,390	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	133,390
Total deductions	248,383
2d. SIPC Net Operating Revenues	$ 2580,441
2e. General Assessment @ .0025	$ 6451
	(to page 1, line 2.A.)